Issuer Free Writing Prospectus dated March 19, 2012

Filed Pursuant to Rule 433

Supplementing Preliminary Prospectus Supplement dated March 19, 2012

Registration Statement No. 333-165628

Investor Presentation March 2012

4

Forward-Looking Statements This presentation contains forward-looking statements that describe CoBiz Financial’s future plans, strategies and expectations. All forward-looking statements are based on assumptions and involve risks and uncertainties, many of which are beyond our control and which may cause our actual results, performance or achievements to differ materially from the results, performance or achievements contemplated by the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or words of similar meaning, or future or conditional verbs such as “would,” “should,” “could” or “may.” Forward-looking statements speak only at the date they are made. Such risks and uncertainties include, among other things: Competitive pressures among depository and other financial institutions nationally and in our market areas may increase significantly. Adverse changes in the economy or business conditions, either nationally or in our market areas, could increase credit-related losses and expenses and/or limit growth. Increases in defaults by borrowers and other delinquencies could result in increases in our provision for losses on loans and related expenses. Our inability to manage growth effectively, including the successful expansion of our customer support, administrative infrastructure and internal management systems, could adversely affect our results of operations and prospects. Fluctuations in interest rates and market prices could reduce our net interest margin and asset valuations and increase our expenses. The consequences of continued bank acquisitions and mergers in our market areas, resulting in fewer but much larger and financially stronger competitors, could increase competition for financial services to our detriment. Our continued growth will depend in part on our ability to enter new markets successfully and capitalize on other growth opportunities. Changes in legislative or regulatory requirements applicable to us and our subsidiaries could increase costs, limit certain operations and adversely affect results of operations. Changes in tax requirements, including tax rate changes, new tax laws and revised tax law interpretations may increase our tax expense or adversely affect our customers’ businesses. The risks identified under “Risk Factors” in Item 1A of our annual report on Form 10-K for the year ended December 31, 2011. In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements in this presentation. We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise. 2

Rule 433 Legend This presentation is for informational purposes only and does not constitute an offer to sell securities. The Company has filed a preliminary prospectus supplement and a registration statement (including a base prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the base prospectus, and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and the base prospectus may also be obtained from the Company or Stifel Nicolaus Weisel. 3

Offering Overview Issuer: CoBiz Financial Inc. (NASDAQ: COBZ) Security Offered : Common Stock Transaction Size: $10 million Share Price: $6.37 (as of March 15, 2012) Use of Proceeds: General corporate purposes including supporting the capital needs of the Company & the Bank, possible acquisitions and funding working capital needs Expected Pricing Date: March 19th, 2012 Sole Bookrunning Manager: Stifel Nicolaus Weisel 4

Overview 5

Wealth Management Investment Banking Insurance Commercial Banking CoBiz Financial Ticker: COBZ Recent price: $6.37(1) TCBV*: $4.30(2) Price/TCBV (%): 148.1% Market cap: $239.29M(1) Quarterly dividend: $0.01/share Assets: $2.42 billion(2) Gross loans: $1.64 billion(2) Deposits: $1.92 billion(2) Fee income: 20-25% of revenue Company Snapshot (1) Closing price on March 15, 2012 (2) At December 31, 2011 *See the accompanying reconciliation of non-GAAP measurement to GAAP 6

Depth of Product Offering CoBiz Financial Wealth Management Financial planning Proprietary bond & equity offerings Tailored asset allocation strategies Trust administration Estate & business succession Executive compensation consulting Investment Banking M&A advisory services Institutional private placements of debt & equity Insurance Employee benefits & retirement Commercial & personal lines Commercial Banking Commercial & private banking Complex real estate banking Mezzanine financing Treasury management Depository products Interest-rate hedging 7

Target Clients Businesses High-Net-Worth Individuals Not-for-Profits C&I Multi-practitioner medical groups Professional service firms Contractors and real estate developers Business owners Executives/ principals of the firms we serve Multi-generational wealth Families Foundations Philanthropic organizations Municipalities Tax-exempt entities 8

Market Conditions Colorado 9 Arizona

Economic Outlook Colorado beginning to recover, Arizona stabilized Unemployment still high, but seeing Job formation Residential real estate inventories remain elevated In-migration still positive Colorado Business Bank 12 banks serving greater Denver, Boulder and Vail Economic environment Denver MSA – 8.1% unemployment* Y-O-Y employment growth turned positive in last three months of 2010 Healthy commercial RE market Diversified economy with less dependency on housing and construction 1.7% 2010 population growth** Arizona Business Bank 6 banks serving greater Phoenix MSA Economic environment Phoenix MSA – 7.9% unemployment* First time since 2007, Phoenix Metro area posted positive Y-O-Y employment growth in 2010 Diversifying economy 1.2% 2010 population growth** *As of December 2011 **Estimated 10

Markets - Long-Term Outlook Attractive growth markets Very desirable customer demographics Significant market share opportunities 11 State Market Rank Number of Branches Company Deposits in Market ($000) Deposit Market Share (%) Percent of National Franchise (%) Total Population 2010 (Actual) Population Change 2000-2010 (%) Projected Population Change 2010-2015 (%) Median HH Income 2010 ($) HH Income Change 2000-2010 (%) Projected HH Income Change 2010-2015 (%) Colorado 13 12 1,434,650 1.50 78.66 5,114,102 18.90 7.76 62,326 31.87 14.61 Arizona 17 7 389,145 0.46 21.34 6,723,229 31.04 9.71 54,713 34.82 15.07 Totals: 19 1,823,795 100.00 11,837,331 Aggregate: National 10.59 3.85 54,442 29.12 12.39 June 30, 2011

Operating Results 12

Earnings Momentum $ in thousands 13 4Q10 1Q11 2Q11 3Q11 4Q11 Net interest margin 4.26% 4.41% 4.40% 4.32% 4.27% Operating results Net interest income before provision 24,018 $ 24,244 $ 24,331 $ 23,974 $ 23,852 $ Provision for loan losses (3,519) (1,640) (1,982) - (380) Net interest income after provision 20,499 22,604 22,349 23,974 23,472 Noninterest income 10,357 8,032 8,790 6,051 13,083 Noninterest expense and noncontrolling interest (25,519) (24,089) (24,310) (22,374) (25,858) Net loss on securities, other assets and OREO (1,660) (1,362) (943) (856) (755) Net income before income taxes 3,677 $ 5,185 $ 5,886 $ 6,795 $ 9,942 $

2011 Overview 14 (in thousands) 2010 2011 Highlights Net Income (Loss) (22,637) $ 33,462 $ - Strong, stable NIM of 4.37% in 2010 and 4.35% in 2011 - DTA valuation allowance of $15.6 million initially established in 2010 was fully reversed in 2011 - $31.1 million decline in loan loss provisioning during 2011 Loans 1,643,727 1,637,424 - High risk loan concentration levels continue to decrease, initiatives to explore new niche lending opportunities help loan growth - Land A&D decreased $21.9 million - Consumer grew $22.1 million - Tax exempt and municipal financing grew $12.6 million Deposits 1,889,368 1,918,406 - Favorable funding mix - Low cost of funds; average cost of total deposits decreased to 42 bp in 2011 from 64 bp in 2010 Asset Quality - NPAs 67,829 45,738 - NPAs to total assets decreased to 1.89% at 2011 from 2.8% at 2010 - Overall asset quality improvement continues Allowance for Loan Losses 65,892 55,629 - Very conservative coverage maintained - ALLL/Loans - 3.4% - ALLL/NPLs = 204.4% Shareholders' Equity 201,738 220,082 - The recapture of the DTA allowance combined with strong core earnings positively affected equity - TARP redemption resulted in a $7.1 million equity reduction as follows: - SBLF issuance: 57,366 preferred shares or $57.4 million - TARP redemption: 64,450 preferred shares or $64.5 million - SBLF stock is unrestricted capital, includible in Tier 1 Capital Ratios Tier 1 12.9% 14.0% - Solid regulatory capital levels Total Capital 15.5% 16.3% - Significantly exceed well-capitalized limit of 6% Tier 1 and 10% Total Capital minimums

Managing Exposure $ in thousands 15 Land A&D losses account for 47% of cycle-to-date losses 1Q08 4Q11 $ Change Commercial 572,008 $ 568,962 $ (3,046) $ CRE - Owner-Occupied 422,780 421,350 (1,430) CRE - Investor 325,811 363,141 37,330 Land A&D 247,233 61,977 (185,256) Real Estate - Construction 220,894 63,141 (157,753) Consumer 73,078 116,676 43,598 Other 13,480 42,177 28,697 Total 1,875,284 $ 1,637,424 $ (237,860) $ 34.7% 25.7% 22.2% 3.8% 3.9% 7.1% 2.6% 3.9% 0.7% 11.8% 13.2% 17.4% 30.5%22.5%

Loan Portfolio Dynamics $ in thousands 16 $ - $50,000 $100,000 $150,000 $200,000 $250,000 $300,000 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 New Credit Extended and Credit Advanced Paydowns, Maturities and Gross Loan Charge-Offs

Proactive Loan Loss Provisioning $ in thousands 17 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 $16,557 $13,820 $10,444 $7,344 $3,519 $1,640 $1,982 $ - $380 Asset Quality Metrics 4Q09 4Q10 4Q11 NPAs to total assets 4.24% 2.83% 1.89% NPLs to total loans 4.44% 2.60% 1.66% NPAs to total loans + OREO 5.78% 4.06% 2.76% Allowance for loan and credit losses to total loans 4.23% 4.01% 3.40% Allowance for loan and credit losses to NPLs 97.28% 154.33% 204.38%

Deposit Portfolio Composition $ in thousands; at 12/31/2011 Average YTD Cost of Interest-bearing Deposits = 0.67% Average YTD Cost of Total Deposits = 0.42% 18 37.6% 0.5% 11.6% 29.3% 5.1% 1.8% 9.4% 4.7%

Capital Levels 19 *See accompanying reconciliation of non-GAAP measurements to GAAP Ratios (%) 4Q10 1Q11 2Q11 3Q11 4Q11 Tier 1 risk-based capital 12.90 12.97 13.45 13.21 13.98 Total risk-based capital 15.50 15.53 15.97 15.68 16.33 Tier 1 common risk-based ratio* 6.34 6.34 6.73 6.91 7.41 Tangible common equity to tangible assets * 5.65 5.78 5.91 5.74 6.58

Company Update 20

Pre-Tax, Pre-Provision Earnings (PTPP) Recent earnings pressure; $ in thousands Keys to Success: Fee-based operating margins Manage credit-related costs Improve earning-asset mix 21 Note: “TTM” is defined as trailing twelve months, or the last four quarters of financial information *See accompanying reconciliation of non-GAAP measurements to GAAP 0.00% 0.20% 0.40% 0.60% 0.80% 1.00% 1.20% 1.40% 1.60% 1.80% 2.00% $- $10,000 $20,000 $30,000 $40,000 $50,000 $60,000 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 TTM PTPP ($)* TTM PTPP ROA (%)*

Investment Considerations Earnings Momentum Decreasing credit costs Proactive loan loss provisioning - well ahead of peer group Stabilizing credit profile Strong Net Interest Margin Improving fee income outlook Franchise Value Favorable, low-cost core customer funding base Diversified revenue stream Geographic markets with superior, long-term growth prospects Recruitment/retention of top professionals in markets served Solid regulatory capital base Well positioned to take advantage of consolidation and industry disruption 22

Supplemental Information 23

Operating Results $ in thousands Note: 4Q10 and 4Q11 results include a non-cash, DTA valuation charge and reversal, respectively, of $15.6 million 24 $(15,000) $(10,000) $(5,000) $- $5,000 $10,000 $15,000 $20,000 $25,000 4Q10 1Q11 2Q11 3Q11 4Q11 Commercial Banking $ (756) $ 5,374 $ 7,910 $ 8,106 $ 10,003 Non-Banking Lines (807) (322) (269) (833) 1,784 Corporate Support Consolidated (10,711) (1,826) (3,802) (2,830) 10,167 $ (12,274) $ 3,226 $ 3,839 $ 4,443 $ 21,954

Net Interest Margin Proactive ALCO management produces long-term stable NIM Use of interest-rate swap program to reduce volatility Interest-rate floors protected NIM during declining rate environment Favorable deposit composition: Non-interest bearing demand = 37.6% of deposits at 4Q11 Non-interest bearing demand deposit growth continues: 5.8% increase over last 12 months Average cost of total deposits decreased 22 bps to 42 bps during 2011 CoBiz NIM remained within 53bps range; peer average was 73bps 25 3.00% 3.50% 4.00% 4.50% 5.00% 1Q07 3Q07 1Q08 3Q08 1Q09 3Q09 1Q10 3Q10 1Q11 3Q11 Western Peer Average CoBiz

Loan Portfolio Composition $ in thousands; at 12/31/2011 26 34.7% 47.9% 3.8% 3.9% 7.1% 2.6% Colorado Arizona Total Commercial 429,174 $ 139,788 $ 568,962 $ Real Estate - Mortgage 481,932 302,559 784,491 Land A&D 39,495 22,482 61,977 Real Estate - Construction 41,613 21,528 63,141 Consumer 79,846 36,830 116,676 Other 40,159 2,018 42,177 Total 1,112,219 $ 525,205 $ 1,637,424 $

C&I Loan Concentrations $ in thousands; at 12/31/2011 C&I = 34.7% of total loan portfolio 27 Portfolio Composition Colorado Arizona Total Accommodation and Food 8,282 $ 2,363 $ 10,645 $ Administrative Support 14,323 4,092 18,415 Arts and Entertainment 3,928 492 4,420 Construction 35,230 11,278 46,508 Finance and Insurance 75,600 3,322 78,922 Health Care 46,980 9,468 56,448 Information 4,934 2,996 7,930 Manufacturing 44,282 35,534 79,816 Services 15,606 6,818 22,424 Professional Services 16,275 13,310 29,585 Real Estate Services 52,350 22,009 74,359 Rentals and Leasing 10,443 1,315 11,758 Retail Trade 16,385 11,356 27,741 Wholesale Trade 49,257 12,691 61,948 All Other 35,299 2,744 38,043 Total 429,174 $ 139,788 $ 568,962 $ 1.9% 3.3% 0.9% 8.2% 17.6% 11.0% 1.2% 10.3% 3.6% 3.8% 12.2% 2.5% 3.8% 11.5% 8.2% Colorado 2.0% 0.9% 9.5% 4.9% 25.4% 2.1% 2.4% 0.4% 2.9% 1.7% Arizona

Investor Real Estate $ in thousands; at 12/31/2011 Investor Real Estate = 46.3% of Real Estate - Mortgage 28 Portfolio Composition Colorado Arizona Total Other Residential 16,999 $ 1,541 $ 18,540 $ Multi Family 37,376 11,881 49,257 Office 66,145 17,606 83,751 Institutions 1,045 - 1,045 Hospitality 196 - 196 Mixed Use 35,194 9,144 44,338 Industrial 38,844 33,890 72,734 Retail 27,273 21,560 48,833 Senior Housing 9,195 - 9,195 Commercial Condo 15,428 5,022 20,450 Other 9,894 4,908 14,802 Total 257,589 $ 105,552 $ 363,141 $ 1.5% 11.3% 16.7% 8.7% 32.0% 20.4% 4.8% 4.6% Arizona Colorado 3.6% 10.6% 15.1% 13.7% 0.1% 0.4% 25.6% 14.5% 6.6% 3.8% 6.0%

Land A&D $ in thousands; at 12/31/2011 Land A&D = 3.8% of total loan portfolio 29 Portfolio Composition Colorado Arizona Total Residential 24,344 $ 6,207 $ 30,551 $ Commercial 12,030 12,239 24,269 Mixed use 3,121 4,036 7,157 Total 39,495 $ 22,482 $ 61,977 $ 27.6% 54.4% 18.0% Arizona Colorado 7.9% 30.5% 31.6%

Construction $ in thousands; at 12/31/2011 Construction = 3.9% of total loan portfolio 30 Portfolio Composition Colorado Arizona Total Other Residential 18,848 $ 5,570 $ 24,418 $ Multi Family 6,157 - 6,157 Office 7,448 1,343 8,791 Mixed Use 1,816 - 1,816 Industrial 545 4,904 5,449 Institutions 2,123 - 2,123 Retail 3,248 - 3,248 Senior Housing 1,428 - 1,428 Commercial Condo - 9,711 9,711 Total 41,613 $ 21,528 $ 63,141 $ 25.9% 6.2% 22.8% 45.1% Arizona Coloraado 3.4% 5.1% 1.3% 4.4% 17.9% 14.8% 45.3% 7.8%

Reducing Risk Profile Regulatory Guidance (CRE Max) Regulatory Guidance (Construction Max) 31 201% 148% 155% 155% 123% 93% 84% 72% 63% 60% 56% 51% 43% 41% 484% 262% 279% 286% 232% 214% 209% 194% 186% 179% 181% 171% 169% 161% 0% 100% 200% 300% 400% 500% 600% (Construction & Land)/Total Risk - Based Capital (Investor CRE + Constr & Land)/Total Risk - Based Capital 4Q07 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11

Asset Quality Summary $ in thousands 32 Total in Gross Category Charge-Offs Charge- at 12/31/08 1/01/09-12/31/11 Off % Commercial 648,968 $ 27,907 $ 4.30% Real Estate - Mortgage 870,262 26,672 3.06% Land A&D 221,946 69,281 31.22% Real Estate - Construction 192,164 18,031 9.38% Consumer 86,701 3,469 4.00% Other Loans 11,212 590 5.26% Total 2,031,253 $ 145,950 $ 7.19%

Asset Quality Measures At 12/31/2011 Nonperforming Loans to Total Loans and Allowance for Loan and Credit Losses to Total Loans 33 3.22%, 2.64% 1.66%, 3.40% 0% 1% 2% 3% 4% 5% 6% 7% 0% 2% 4% 6% 8% 10% 12% 14% Allowance/Loans NPLs/Loans Peer Median CoBiz

Asset Quality NPAs/Loans + OREO 34 2.00% 4.00% 6.00% 8.00% 10.00% 12.00% 14.00% 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 CO Peer AZ Peer Western Peer CoBiz

Nonperforming Assets by Market $ in thousands; at 12/31/2011 35 Total Loans NPAs as a Colorado Arizona Total in Category % of Loans Commercial 1,101 $ 2,004 $ 3,105 $ 568,962 $ 0.55% Real Estate - Mortgage 1,412 7,883 9,295 784,491 1.18% Land A&D 2,964 2,148 5,112 61,977 8.25% Real Estate - Construction 6,085 900 6,985 63,141 11.06% Consumer 345 2,394 2,739 116,676 2.35% Other Loans - - - 42,177 0.00% Other Real Estate Owned (OREO) 10,887 7,615 18,502 18,502 NA NPAs 22,794 $ 22,944 $ 45,738 $ 1,655,926 $ 2.76% NPAs/Loans + OREO 2.03% 4.31%

Investment Portfolio $623.8 million at 12/31/2011 36 Highly liquid and easily pledgeable 76.9% of Portfolio GSE Investments are rated AA- or better No exposure to sub-prime mortgages and CDOs Easily pledgeable for financing Rating MBS Agency Debt Trust preferred Corporate debt Munis Private label MBS Total Portfolio (as a % of investment portfolio) (in thousands) % FV FV BV AAA / Agency MBS 67.4% 7.1% 74.5% Mortgage-backed securities (MBS) 67.4% 420,552 $ 408,963 $ AA+ 0.0% U.S. government agencies 7.1% 44,205 43,915 AA 2.4% 2.4% Trust preferred securities 15.9% 99,018 98,997 AA- 0.0% Corporate debt securities 9.1% 56,817 57,317 A+ 0.7% 0.1% 0.8% Private-label MBS 0.3% 1,990 3,137 A 0.2% 0.3% 0.1% 0.6% Municipal securities 0.2% 940 935 A- 0.5% 4.4% 4.9% Held to maturity MBS 0.0% 238 232 BBB+ 4.0% 0.8% 4.8% BBB 4.4% 0.5% 4.9% BBB- 0.7% 0.7% BB+ 3.1% 3.1% BB 2.5% 2.5% BB- 0.0% B+ 0.0% B 0.3% 0.1% 0.4% B- 0.0% CCC+ 0.0% CCC 0.0% CCC- 0.1% 0.1% CC- 0.1% 0.1% C 0.0% NR 0.2% 0.2% 67.4% 7.1% 15.9% 9.1% 0.2% 0.3% 100.0% GSE or AA- and better 76.9% Total 623,760 $ 613,496 $ 100%

Investment Strategy Manage our naturally asset-sensitive balance sheet by holding fixed-rate securities Limit the amount of “structure” risk Maintain excellent credit quality Avoid short-term “bets” on direction of interest rates Increase portfolio when: Yield curve is positively sloped (positive carry-trade) Yields are above historical averages, and/or Credit spreads are above historical averages Maintain or shrink portfolio when: Yield curve is flat or inverted (neutral or negative carry-trade) Yields are below historical averages, and/or Credit spreads are below historical averages Other considerations: CRA, pledging & capital requirements 37

Noninterest Income $ in thousands 38 $- $2,000 $4,000 $6,000 $8,000 $10,000 $12,000 $14,000 4Q10 1Q11 2Q11 3Q11 4Q11 Non- Banking Lines Income 4Q10 1Q11 2Q11 3Q11 4Q11 Deposit service charges 1,178 $ 1,239 $ 1,224 $ 1,274 $ 1,223 $ Investment advisory and trust income 1,315 1,426 1,543 1,291 1,298 Insurance income 3,139 3,393 3,288 2,952 3,501 Investment banking income 2,766 744 857 205 5,431 Other income 1,959 1,230 1,878 329 1,630 Total noninterest income 10,357 $ 8,032 $ 8,790 $ 6,051 $ 13,083 $ Noninterest income as a % of operating revenue 30.13% 24.89% 26.54% 20.15% 35.42%

Noninterest Expense $ in thousands 39 4Q10 1Q11 2Q11 3Q11 4Q11 Salaries Fixed 10,011 $ 9,705 $ 10,509 $ 10,011 $ 9,959 $ Variable 3,132 2,106 2,718 2,038 4,518 Employee benefits 3,205 3,336 3,067 2,535 3,706 Total salaries & employee benefits 16,348 15,147 16,294 14,584 18,183 Occupancy expenses, premises and equipment 3,289 3,354 3,322 3,358 3,576 Amortization of intangibles 160 160 159 160 159 FDIC and other assessments 1,374 1,340 934 627 688 Other real estate owned and loan workout costs 1,798 1,193 640 821 499 Net loss on securities, other assets and OREO 1,660 1,362 943 856 755 Other 2,540 2,895 2,961 2,824 2,753 Total noninterest expense 27,169 $ 25,451 $ 25,253 $ 23,230 $ 26,613 $ FTE's at end of period 541.9 543.3 546.7 545.4 539.9 Elevated expenses; expected to significantly decrease with economic recovery

Reconciliation of Non-GAAP Measures to GAAP

$ in thousands

The Company believes these Non-GAAP measurements are useful to an understanding of the operating results of the Company's core business and reflects the basis on which management internally reviews financial performance and capital adequacy. These Non-GAAP measurements are not a substitute for operating results determined in accordance with GAAP nor do they necessarily conform to Non-GAAP performance measures that may be presented by other companies.

The following table reflects adjustments to quarterly net income, as reported, to exclude the effects of income taxes, the provision for loan and credit losses, goodwill impairment and losses on securities, other assets and OREO.

	Quarterly results	2Q08	3Q08	4Q08	1Q09	2Q09	3Q09	4Q09	1Q10
	Net income (loss) as reported - GAAP	$ 4,183	$ 4,183	$ (8,613)	$ (46,949)	$ (15,811)	$ (15,743)	$ (4,538)	$ (4,697)
	Effect of excluding:								
	Provision (benefit) for income taxes	2,420	2,422	(5,803)	(10,928)	(9,740)	(7,919)	(4,272)	(3,436)
	Provision for loan losses	5,986	5,335	23,444	33,747	35,249	20,262	16,557	13,820
	Provision for credit losses	(350)	33	-	150	(150)	(74)	(30)	-
	Losses on securities, other assets and OREO	9	1,097	3,435	1,359	1,692	925	1,623	1,423
	Goodwill impairment	-	-	-	33,697	-	12,463	-	-
AA	**Pre Tax - Pre Provision Earnings - Non-GAAP**	$ 12,248	$ 13,050	$ 12,463	$ 11,076	$ 11,240	$ 9,914	$ 9,340	$ 7,110
BB	Average Quarterly Assets	2,502,900	2,548,811	2,668,533	2,658,588	2,580,448	2,518,393	2,472,318	2,431,019
CC	Trailing Twelve Months (TTM) Pre Tax - Pre Provision Earnings				$ 48,837	$ 47,829	$ 44,693	$ 41,570	$ 37,604
DD	Trailing Twelve Months (TTM) Average Assets †				2,594,708	2,614,095	2,606,491	2,557,437	2,500,545
AA / BB	PreTax-PreProvision (PT-PP) ROA% - Annualized				1.69%	1.75%	1.56%	1.50%	1.19%
CC / DD	PreTax-PreProvision (PT-PP) ROA% - TTM				1.88%	1.83%	1.71%	1.63%	1.50%

	Quarterly results	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11	4Q11
	Net income (loss) as reported - GAAP	$ (3,769)	$ (1,897)	$ (12,274)	$ 3,226	$ 3,839	$ 4,443	$ 21,954
	Effect of excluding:							
	Provision (benefit) for income taxes	(2,721)	234	15,951	1,959	2,047	2,352	(12,012)
	Provision for loan losses	10,444	7,344	3,519	1,640	1,982	-	380
	Provision for credit losses	-	-	(94)	-	-	-	(26)
	Losses on securities, other assets and OREO	4,048	1,297	1,660	1,362	943	856	755
	Goodwill impairment	-	-	-	-	-	-	-
AA	**Pre Tax - Pre Provision Earnings - Non-GAAP**	$ 8,002	$ 6,978	$ 8,762	$ 8,187	$ 8,811	$ 7,651	$ 11,051
BB	Average Quarterly Assets	2,434,743	2,422,415	2,447,772	2,411,530	2,404,666	2,385,937	2,413,877
CC	Trailing Twelve Months (TTM) Pre Tax - Pre Provision Earnings	$ 34,366	$ 31,430	$ 30,852	$ 31,929	$ 32,738	$ 33,411	$ 35,700
DD	Trailing Twelve Months (TTM) Average Assets †	2,464,118	2,440,124	2,433,987	2,429,115	2,421,596	2,412,476	2,404,003
AA / BB	PreTax-PreProvision (PT-PP) ROA% - Annualized	1.32%	1.14%	1.42%	1.38%	1.47%	1.27%	1.82%
CC / DD	PreTax-PreProvision (PT-PP) ROA% - TTM	1.39%	1.29%	1.27%	1.31%	1.35%	1.38%	1.49%

† Simple average of the preceding four quarters' average quarterly assets.

The following table includes Non-GAAP financial measurements related to tangible equity, tangible common equity and tangible assets. These items have been adjusted to exclude goodwill, intangible assets and preferred stock.

	Balances at	4Q10	1Q11	2Q11	3Q11	4Q11
A	**Shareholders' equity as reported - GAAP**	$ 201,738	$ 205,658	$ 209,137	$ 199,341	$ 220,082
B	**Goodwill and intangible assets**	(4,119)	(3,877)	(3,718)	(3,558)	(3,399)
C=A+B	**Tangible equity - Non-GAAP**	$ 197,619	$ 201,781	$ 205,419	$ 195,783	$ 216,683
D	**Preferred stock**	(62,414)	(62,555)	(62,697)	(57,359)	(57,337)
E=C+D	**Tangible common equity - Non-GAAP**	$ 135,205	$ 139,226	$ 142,722	$ 138,424	$ 159,346
F	**Total assets as reported - GAAP**	$ 2,395,088	$ 2,413,226	$ 2,418,235	$ 2,416,052	$ 2,423,504
B	**Goodwill and intangible assets**	(4,119)	(3,877)	(3,718)	(3,558)	(3,399)
G=F+B	**Total tangible assets - Non-GAAP**	$ 2,390,969	$ 2,409,349	$ 2,414,517	$ 2,412,494	$ 2,420,105
H	Common shares outstanding (in thousands)	36,877	37,044	37,042	37,067	37,090

The following table includes Non-GAAP financial measurements related to Tier 1 common capital. Tier 1 capital has been adjusted to exclude subordinated debentures, preferred stock, and noncontrolling minority interests, as applicable.

	Balances at	4Q10	1Q11	2Q11	3Q11	4Q11
I	Tier 1 capital	$ 250,981	$ 251,333	$ 259,739	$ 258,674	$ 271,081
J	Subordinated debentures	(65,135)	(65,985)	(67,021)	(65,908)	(70,000)
K	Preferred stock	(62,414)	(62,555)	(62,697)	(57,359)	(57,337)
L= I+J+K	Tier 1 common capital - Non-GAAP	$ 123,432	$ 122,793	$ 130,021	$ 135,407	$ 143,744
M	Total risk-weighted assets	$ 1,945,917	$ 1,938,001	$ 1,930,939	$ 1,958,669	$ 1,939,425
L/M	**Tier 1 common risk-based ratio - Non-GAAP**	6.34%	6.34%	6.73%	6.91%	7.41%
C/G	**Tangible equity to tangible assets - Non-GAAP**	8.27%	8.37%	8.51%	8.12%	8.95%
E/G	**Tangible common equity to tangible assets - Non-GAAP**	5.65%	5.78%	5.91%	5.74%	6.58%
E/H	**Tangible common book value per share - Non-GAAP**	$ 3.67	$ 3.76	$ 3.85	$ 3.73	$ 4.30

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